Securities and Exchange Commission
                             Washington, D. C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                          Silicon Motion Technology Corp
                                  Common Stock
                             CUSIP Number 82706C108

Date of Event Which Requires Filing of this Statement:      October 31, 2008

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ X   ]  Rule 13d-1(b)
         [     ]  Rule 13d-1(c)
         [     ]  Rule 13d-1(d)

CUSIP No. 82706C108

         1)     Name of reporting person:
                Brandywine Global Investment Management, LLC
                Tax Identification No.:
                51-0294965

         2)     Check the appropriate box if a member of a group:
                  a)      X
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Delaware

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          6,500
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:     6,500
         8)     Shared dispositive power:   - 0 -

         9)     Aggregate amount beneficially owned by each reporting person:
                  6,500

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  0.02%

         12)    Type of reporting person:
                       IA, OO

CUSIP No. 82706C108

         1)     Name of reporting person:
                Legg Mason Investment Counsel, LLC
                Tax Identification No.:
                26-0103189

         2)     Check the appropriate box if a member of a group:
                  a)      X
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Maryland

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:           360
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:      360
         8)     Shared dispositive power:   - 0 -

         9)     Aggregate amount beneficially owned by each reporting person:
                  360

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                  Less than 0.01%

         12)    Type of reporting person:
                       IA

CUSIP No. 82706C108

         1)     Name of reporting person:
                Global Currents Investment Management, LLC
                Tax Identification No.:
                26-1482415

         2)     Check the appropriate box if a member of a group:
                  a)      X
                  b)     n/a

         3)     SEC use only

         4)     Place of organization:
                  Delaware

Number of shares beneficially owned by each reporting person with:
         5)     Sole voting power:          291,835
         6)     Shared voting power:        - 0 -
         7)     Sole dispositive power:     317,322
         8)     Shared dispositive power:   - 0 -

         9)     Aggregate amount beneficially owned by each reporting person:
                  317,322

         10) Check if the aggregate amount in row (9) excludes certain shares n/a

         11)    Percent of class represented by amount in row (9):
                 0.96%

         12)    Type of reporting person:
                       IA


 ___________________________________________________________________________
         Item 1a)     Name of issuer:
                           Silicon Motion Technology Corp

         Item 1b)     Address of issuer's principal executive offices:
                           No. 20-1, Taiyuan St.
                           Jhubei City, Hsinchu County F5 302
                           Taiwan

         Item 2a)    Name of person filing:
                           Brandywine Global Investment Management, LLC
                           Legg Mason Investment Counsel, LLC
                           Global Currents Investment Management, LLC

         Item 2b)    Address of  principal business office:
                           2929 Arch Street
                           8th Floor
                           Philadelphia, PA 19104

         Item 2c)    Citizenship:
                           Brandywine Global Investment Management, LLC
                           Delaware Limited Liability Company
                           Legg Mason Investment Counsel, LLC
                           Maryland Limited Liability Company
                           Global Currents Investment Management, LLC
                           Delaware Limited Liability Company

         Item 2d)    Title of class of securities:
                           Common Stock

         Item 2e)    CUSIP number:   82706C108

         Item 3) If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:
         (a)[ ]Broker or dealer under Section 15 of the Act.
         (b)[ ]Bank as defined in Section 3(a) (6) of the Act.
         (c)[ ]Insurance Company as defined in Section 3(a) (6) of the Act.
         (d)[ ]Investment Company registered under Section 8 of the Investment Company Act.
         (e)[ ]Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.
         (f)[ ]Employee Benefit Plan, Pension Fund which is subject to ERISA of 1974 or Endowment Fund; see 240.13d-1(b)(ii)(F).
         (g)[ ] Parent holding company, in accordance with 240.13d-1(b)(ii)(G).
         (h)[X] Group, in accordance with 240.13d-1(b)(1)(ii)(H).

         Item 4)    Ownership:
         (a)     Amount beneficially owned: 324,182

         (b)     Percent of Class:  0.98%

         (c)     Number of shares as to which such person has:
                  (i)   sole power to vote or to direct the vote:
                                    298,695
                  (ii)  shared power to vote or to direct the vote:
                                       0
                  (iii) sole power to dispose or to direct the disposition of:
                                    324,182
                  (iv)  shared power to dispose or to direct the disposition of:
                                       0

         Item 5)    Ownership of Five Percent or less of a class:
                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

         Item 6) Ownership of more than Five Percent on behalf of another person:

                    No single account owns more than 5% of the shares outstanding.

         Item 7) Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company:

                           n/a

         Item 8)    Identification and classification of members of the group:
                           Brandywine Global Investment Management, LLC
                           Legg Mason Investment Counsel, LLC
                           Global Currents Investment Management, LLC

         Item 9)    Notice of dissolution of group:
                           n/a

         Item 10)   Certification:

                           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature
                                   -----------

                           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         -------------------------------
         Date - November 10, 2008

         Brandywine Global Investment Management, LLC


         By _________________________________________________
            /s/  Mark Glassman   Chief Accounting Officer